Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 goodwinlaw.com +1 212 813-8800

September 10, 2020

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do

Lisa Vanjoske

Nolan McWilliams

Dietrich King

Re:	C4 Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted August 6, 2020

File No. 377-03378

CIK No. 0001662579

Ladies and Gentlemen:

On behalf of our client, C4 Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated September 2, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly submitting a revised Registration Statement (the “Registration Statement”), together with this response letter. The Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Registration Statement (including exhibits) and a marked copy of the Registration Statement showing the changes to the Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Draft Registration Statement on Form S-1 filed August 6, 2020

Prospectus Summary, page 1

1.

Refer to the pipeline table on pages 2 and 88. Please add columns to reflect the material phases of the development of your product candidates, including the phases of clinical development, to more accurately reflect each candidate’s stage of development. Also discuss the significance of the “Lead Optimization” column and how this column provides meaningful information to investors or revise.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 2 and 93 of the Registration Statement in response to the Staff’s comment to reflect the material phases of the development of its product candidates. In doing so, the Company has removed references to “Lead Optimization” and instead is showing the stages of clinical development as Discovery, Pre-Clinical, Phase 1, Phase 2 and Phase 3. In the Draft Registration Statement, the Company used the term “Lead Optimization” to refer to the stage of development after the completion of initial discovery work, but prior to selection of a clinical drug candidate.

Implications of Being an Emerging Growth Company, page 5

2.

Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Nolan McWilliams at 202-551-3217 to discuss how to submit the materials, if any, to us for our review.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 63

3.

Refer to the first three bullet points. You state that you intend to use net proceeds to fund “portions” of later stages of respective product development. To the extent known, please quantify the estimated amounts of additional proceeds to fund each product candidate through regulatory approval. Similarly revise the carryover risk factor on pages 12-13 and Funding Requirements on pages 80-81.

RESPONSE:

The Company respectfully advises the Staff that, given the inherent uncertainty regarding the timing of results and outcome of research and development into each of its product candidates, it is not presently able to make a definitive statement as to the amounts and sources of other funds needed to reach regulatory approval and commercialization for each of its product candidate, and refers the Staff to the risk factor on page 13 entitled: “We will need substantial additional funding to pursue our business objectives and continue our operations. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our research or product development programs or future commercialization efforts,” describing this uncertainty. The Company also respectfully advises the Staff that it has revised the relevant disclosure on pages 7 and 64.

Calico License Agreement, page 75

4.

Please disclose the amounts of the payments you have already received from Calico (i.e., the nonrefundable upfront payment and the “certain annual payments” you refer to in the last paragraph beginning on page 75).

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 77 of the Registration Statement in response to the Staff’s comment to disclose the nonrefundable upfront payment and the certain annual payments already received from Calico.

Critical Accounting Policies and Use of Estimates, page 81

Stock Options, page 83

5.

We note the stock options awarded during 2019 and in July 2020 on page 84. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the additional requested information once the estimated offering price or range has been determined.

Business, page 86

6.

Given the current state of development of your product candidates, please substantiate or provide the basis for your beliefs regarding the potential effectiveness of the TORPEDO platform. By way of example, we note statements in the second paragraph on page 86 that your approach “maximizes [y]our potential to create effective drugs across many targets”; in the carryover paragraph on page 97 that you can “effectively target disease-causing proteins”; and in the last paragraph on page 104 “that by degrading BRD9, this dependency can be effectively targeted.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 91, 102, and 109 of the Registration Statement in response to the Staff’s comment to substantiate the basis of its beliefs regarding the potential effectiveness of the TORPEDO platform.

7.

Please substantiate that Cereblon is “the only clinically validated E3 ligase for targeted protein degradation.” Similarly substantiate your statement in the first bullet point on page 96 that approved drugs have “harnessed Cereblon effectively and safely.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 91 and 101 of the Registration Statement in response to the Staff’s comment to substantiate its disclosure.

Our Strategy, page 88

8.

Refer to the last bullet point. To the extent known, please quantify the estimated additional investment to develop the TORPEDO platform and acquire additional intellectual property and discuss the time frame and any material milestones for these investments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and notes that it expects to continually make investments to enhance its TORPEDO platform, including potential enhancements that arise out of the Company’s development of its programs and product candidates. The Company respectfully submits that it cannot reliably estimate the amounts of these additional investments at this time because they are continual and may be influenced by future development projects and challenges. The Company enhances its TORPEDO platform, in part, through the efforts it puts toward developing and investing in its projects and product candidates. Given the risks and uncertainties that are inherent in product development, the Company cannot presently identify the specific ways in which its TORPEDO platform will need to be enhanced over time to support future product development activities. Consequently, there are no specifically defined time frames or pre-defined milestones for these investments and, therefore, the Company is not presently able to split out the costs that serve to advance a project or product candidate to identify costs that serve solely to enhance the Company’s TORPEDO platform. Lastly, at present, the Company does not plan to in license or otherwise acquire additional intellectual property from third parties to enhance its TORPEDO platform.

Government Regulation, page 116

9.

Please discuss FDA approval of first-line, second-line, and third-line cancer therapies and the effect these characterizations have on the time frame for product development and the potential market. We note the last paragraph of the carryover risk factor on pages 19-20 and the first full risk factor on page 30.

RESPONSE: The Company respectfully further advises the Staff that it has revised the disclosure on page 123 of the Registration Statement in response to the Staff’s comment.

10.	Please file the employment arrangement with each respective named executive officer. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has filed the Form of Employment Agreement adopted in September 2020 to be entered into with each named executive officer currently providing services to the Company other than the Chief Executive Officer as Exhibit 10.7 to the Registration Statement, the Employment Agreement with our incoming President and Chief Executive Officer as Exhibit 10.8 to the Registration Statement, and the Consulting Agreement with MBJC Associates, LLC under which our Chief Financial Officer provides services to the Company as Exhibit 10.9 to the Registration Statement.

Description of Capital Stock

Choice of Forum, page 156

11.

Please reconcile your disclosure here that the U.S. District Court for the District of Massachusetts is the exclusive forum provision for claims under the Securities Act with the carryover risk factor on pages 58-59 that the exclusive forum provision does not apply to claims under the Securities Act or Exchange Act. Additionally, to the extent a federal district court is the exclusive forum for claims under the Securities Act, state here and in the risk factor that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws.

RESPONSE: The Company respectfully advises the Staff that its Form of Second Amended and Restated Bylaws, which will become effective upon the effectiveness of the Registration Statement and is filed as Exhibit 3.4 to the Registration Statement, will not include any forum restrictions on Exchange Act claims. Specifically, the Delaware forum provision shall apply only to state law claims and the federal forum provision shall apply only to Securities Act claims, and not Exchange Act claims. The Company further respectfully advises the Staff that it has revised the disclosure on pages 59-60 and 163-164 of the Registration Statement in response to the Staff’s comment.

Financial Statements

Notes to Financial Statements

(2) Summary of Significant Accounting Policies, page F-6

12.	Tell us why you do not disclose when you adopted ASC 842.

RESPONSE: The Company respectfully advises the Staff that it adopted ASC 842 on January 1, 2017. The Company further respectfully advises the Staff that the date it adopted ASC 842 is not disclosed in the Notes to Consolidated Financial Statements for the years ended December 31, 2018 and 2019 since it occurred during a fiscal year not presented in such Consolidated Financial Statements

(7) Collaboration and License Agreements, page F-16

13.

Given the materiality of revenues generated pursuant to the Calico Agreement, please revise to disclose the amount of the nonrefundable upfront fee and certain annual payments received (as indicated on pages 75 and F-20), as well as the length of the contractual term or explain why disclosure for these items is not needed.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 75 and pages F-20 and F-21 of the Registration Statement in response to the Staff’s comment.

14.

Please reconcile the $59.9 million transaction price of the Restated Roche Agreement as mentioned on page 77 with the aggregate $61.9 million (consisting of $29.0 million to the research and development performance obligations for targets 1-3, $4.1 million to the three material rights and $28.8 million to the option to nominate targets 4-6 and the three material rights related to these options) as listed on page F-19. Quantify if the difference is a $2 million milestone achieved in 2019, and disclose what triggered the milestone.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 80 and pages F-18 and F-19 of the Registration Statement in response to the Staff’s comment by specifying the $2 million milestone achieved in 2019 together with its trigger, and updating the disclosure on page 80 to include the $2 million amount from this milestone.

General

15.

Please provide mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it does not expect to include any graphical materials or artwork in the prospectus in a subsequent filing or supplementally that is not already included in the Registration Statement.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

cc:

Marc Cohen

Jolie M. Siegel

C4 Therapeutics, Inc.

Lawrence Wittenberg

Shoaib Ghias

Goodwin Procter LLP

Divakar Gupta

Brent Siler

Cooley LLP